Exhibit 99.1

NEW PACIFIC ANNOUNCES 2024 AGM RESULTS

VANCOUVER, BC, Nov. 29, 2024 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) today reported that all matters submitted for approval at New Pacific's annual meeting of shareholders ("AGM") held today as set out in the Company's Notice of Meeting and Management Information Circular, both dated October 23, 2024, were approved by the requisite majority of votes cast at  the AGM.  A total of 130,978,159 common shares, representing 76.37% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM.

The details of the voting results for the election of directors are set out below:

	Votes For		Withheld
Director	Number	Percentage	Number	Percentage
Andrew Williams	104,724,758	99.33%	705,699	0.67%
Dickson Hall	102,816,082	97.52%	2,614,375	2.48%
Martin Wafforn	104,739,436	99.34%	691,021	0.66%
Maria Tang	104,676,192	99.28%	754,265	0.72%
Dr. Peter Megaw	104,636,052	99.25%	794,405	0.75%
Paul Simpson	99,577,308	94.45%	5,853,149	5.55%
Myles Gao	105,140,583	99.73%	289,874	0.27%

Shareholders also approved the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year. Final results for all matters voted on at the AGM will be filed on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company's website at www.newpacificmetals.com.

About New Pacific Metals

New Pacific is a Canadian exploration and development company with three precious metal projects in Bolivia. The Company's flagship Silver Sand project has the potential to be developed into one of the world's largest silver mines. The Company is also advancing its robust, high-margin silver-lead-zinc Carangas project with strong economics. Additionally, a discovery drill program was completed at Silverstrike in 2022.

On behalf of New Pacific Metals Corp.
Andrew Williams
CEO and Director

For Further Information

New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 223
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2024/29/c5353.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 15:15e 29-NOV-24